

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Steven M. Klein
Chairman, President and Chief Executive Officer
Northfield Bancorp, Inc.
581 Main Street
Woodbridge, NJ 07095

> **Re: Northfield Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2022**
> **File No. 333-266406**

Dear Mr. Klein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance